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                                                                   EXHIBIT 99.1


[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE


                  CAMPBELL RESOURCES ANNOUNCES THE SALE OF ITS
                             EASTMAIN MINE PROPERTY


MONTREAL, FEBRUARY 27, 2007 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("CAMPBELL") announces that its wholly-owned subsidiary MSV Resources Inc. has sold its Eastmain Mine Property to Eastmain Resources Inc. In consideration for the acquisition of the Property, Eastmain Resources Inc. will pay an amount of $2.5 million in cash at closing, and will also issue 1,000,000 in common shares of Eastmain Resources Inc. and 500,000 purchase warrants allowing for the purchase of common shares at the price of $1.00 per share, for a period of 12 months.

On May 18, 2007, Eastmain shall issue an additional 1,000,000 common shares and 500,000 purchase warrants allowing for the purchase of common shares at price of $1.50 per share for a period of 12 months from the date of issuance. A Net Smelter Return Royalty ("NSR") of 2% on any production over and above 250,000 ounces of gold will also be retained with an option in favour of Eastmain to re-purchase one-half of the NSR for $1 million.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

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
CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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